SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           INTERNET FOOD COMPANY, INC.
                 (Name of Small Business Issuer in its Charter)


            NEVADA                                               88-0390657
--------------------------------                             ------------------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)

631-A Cass Street, Suite 181, Monterey, California            93940
--------------------------------------------------            ------
(Address of principal executive offices)                     (zip code)


Issuer's telephone number:  (831) 647-8553

Securities to be registered under Section 12(b) of the Act:

    Title of each class                       Name of each exchange on
    To be so registered                          each class is to be
    -------------------                       ------------------------
       Common Stock                                OTC Bulletin Board


          Securities to be registered under Section 12(g) of the Act:

                                      None
              ---------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                             -----------------------
                                                                      Page
COVER PAGE                                                            1
TABLE OF CONTENTS                                                     2
PART 1                                                                3
      DESCRIPTION OF BUSINESS                                         3
      DESCRIPTION OF PROPERTY
      DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
      REMUNERATION OF DIRECTORS AND OFFICERS
      SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
      SECURITIES BEING OFFERED

PART II
      MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS
      COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
      LEGAL PROCEEDINGS
      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
      RECENT SALES OF UNREGISTERED SECURITIES
      INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S
      FINANCIAL STATEMENTS

PART III
      INDEX TO EXHIBITS

SIGNATURES

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6. Description of Business

                                    BUSINESS

     The Company is a development stage company. The Company was incorporated in Nevada on April 14, 1998 with authorized capital of ten million (10,000,000) shares of common stock, par value $0.001 per share. On July 23, 1998, the Company amended its Articles of Incorporation to increase its authorized capital to fifty million (50,000,000) shares of common stock, par value $0.001 per share.

     On August 10, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 1,200,000 shares of its common stock at a price of $0.10 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $90,000 for working capital, $2,000 for printing and engraving costs, $12,000 for consulting fees, $12,000 for legal and accounting fees and $30,000 for offering-related costs. On February 18, 1999, this offering was completed with all shares being sold and issued for a total of $120,000, less offering costs of $30,000 being received by the Company. A closing Form D was filed as of February 25, 1999.

     The going concern opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to part F/S, is as follows:

          As of December 31, 1998, the Company has net losses since inception and negative equity which raises substantial doubt about its ability to continue as a going concern.

          The Company is in the process of raising additional working capital through a public offering of its common stock, which is expected to provide liquidity until operations become profitable. Management has subsequent to year end was able to get its internet site up and running. This is expected to provide additional sales. Also, management has stepped up its efforts to increase its sales to hotels and other businesses.

          The Company's ability to continue as a going concern is dependent upon successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The consumer may access the Company's menu of products over the Internet at the Company's Web site. To access the Company's products, a user simply visits the Company's Web site at http:/www.internetfood.com, registers using his or her name and e-mail address, then browses through the Company's proprietary product menu. Once on-line, the user may select any desired product from the Company's products menu.

     Substantially all of the products offered by the Company are available to Web customers from other sources. The Company's wines and cheeses, for example, are available online, including gourmet specialty stores. The advantage of the Company's products menus is that it allows the consumer to select precisely the type and quantity of gourmet food products he or she wishes to buy, order it directly from the Internet to a home or office and, thereby, shop on the Web at any convenient time. For example, a consumer can order products at any time without leaving his or her home. Consumers can visit the Company's Web site as often as they like and order products which may be supported by the sponsorship of the Company's advertisers.

Industry Background

     Growth of the Internet. The Internet has grown rapidly in recent years, spurred by developments such as easy-to-use Web browsers, the availability of multimedia personal computers ("PCs"), the adoption of more robust network architectures, and the emergence of quality Web-based content and commercial applications. The broad acceptance of the Internet Protocol ("IP") standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow consumers to access the Internet and intranets. E-Land estimates that the number of Web consumers worldwide will increase from approximately 36 million at the end of 1997 to approximately 142 million by the end of 2002. This represents an average annual growth rate of 79 percent. The following graph illustrates historic and projected use of the Internet:

     Much of the Internet's rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and qualitatively improved users' on-line experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive multimedia content.

     Gourmet Specialty Food Industry. The gourmet and specialty food industry is one of the fastest growing businesses of America. The National Association of Specialty Foods Trade, Inc. (NASFT) reports that sales have exploded in the last six years, from $10 billion in 1990 to over $33.7 billion in 1998. Pak facts, a New York resource firm, forecasts this trend will continue, with retail sales expected to top $47 billion dollars by the year 2000 (1998 Gourmet Food Magazine Article).

     Through the economic down drafts of the 80s and 90s, the demand for specialty foods arched upwards with the American consumer finding more gratification. The Company intends to capitalize on this rapid growth by online sales and offering catalog items and gift-giving products to hotels, businesses, and individuals.

The Internet as a New Medium for Advertising.

     The rapidly increasing number of Web consumers and the ubiquitous access to the Internet, both in the United States and internationally, have resulted in the emergence of the Web as a new mass medium for advertising. An independent study conducted by e-land estimates that the number of Web consumers doubled during 1996 to 19 million. A high rate of growth is expected to continue over the next few years with over 140 million consumers anticipated by the year 2002, including 64 million consumers in the United States alone.

     The proliferation of workstations and personal computers served by local networks has also resulted in the rapid increase in the number of potential recipients of electronically distributed information. Forester Research estimates that electronic delivery of information to corporate desktops alone will generate approximately $800 million in revenues by the year 2001. The Global Internet Project estimates that the amount of information on the Internet is doubling each year and that the number of pages currently on the Internet is approximately 11 million.

     The Web is an attractive medium for advertising because of its interactivity, flexibility, targetability, and measurability. Advertisers can reach audiences and target advertisements to consumers with similar demographic characteristics, specific regional populations, and affinity groups of selected individuals. The interactive nature of the Web enables advertisers to determine customer preferences, using these to initiate ongoing commercial relationships with potential customers. Advertisers can easily change their impression levels, and demographic information concerning consumers can be tracked and reported to advertisers. According to e-land, Web advertising in the United States in 1996 was approximately $175 million and is expected to be as high as $8 billion by the year 2002.

     The Company has attempted to design its Web site to offer a large and comprehensive selection of Monterey specialty food and wine products. The Company is actively engaged in negotiations with numerous other providers of Monterey specialty food and wine products and believes that it has many opportunities to quickly expand its products menu following its election to become a fully-reporting public company.

     Access to the products available on the Company's Web site is available to the consumer free of charge. The Company believes, however, that the delivery of certain, select products over the Internet for a fee, as well as advertising-free products content, represent a significantly underexploited market segment. The Company intends to offer Monterey specialty food and wine products content and merchandise through electronic commerce ("e-commerce") and revenue sharing arrangements with existing and future Monterey specialty food and wine products manufacturers.

     Initially, however, the Company has pursued a strategy of maturing, or "beta testing", its Web site by offering all access to its products free of charge, partially as a means of encouraging a high level of usage. The Company believes that active usage of the Web site has meaningfully accelerated development by identifying problem areas and promoting the testing refinements. Based on marketing and technical evaluation, the Company is currently initiating a commercial strategy that contains the following elements: advertising, electronic commerce, category product scanner fees (cheeses, for example), sales, and licensing.

     Eventually, the Company expects to derive a significant portion of its revenue from advertising on it Web site. It intends to use two methods of advertising: "banner" advertisements and product sponsorships. Sponsorships enable the Company to charge for focused advertising related to specific product types, including cheeses, wines and salsas. Banner advertisements allow interested consumers to link directly to the advertisers' own Web sites. The Company intends to target traditional producers of Monterey regional foods and wines as advertisers on its Web site.

     The Company has entered into short-term advertising contracts on a per impression basis or for a fixed-fee based on a minimum number of impressions. Advertisements currently cost $2.00 per 30-second advertisement, while the Company's banner advertising rates generally range from $20 to $35 per one thousand impressions.

     The Company's products are divided by type into specialty categories. The Web site presently organizes the content into six categories. The categories include Mustards, Clam Chowders, Cheeses, Jack Cheeses, Salsas and Wines. The Company currently intends to expand the number of categories during the third quarter of 1999. For each of the categories on the company's Web site, the Company offers a premier product sponsorship to a Monterey specialty food and wine products provider who desires to be prominently displayed on the Web site. Category sponsorships are currently priced at $20 per one thousand impressions.

     To enable advertisers to verify the number of advertisement playbacks or visual impressions made by their advertisements and monitor their advertisement's effectiveness, the Company provides its advertisers with reports showing data on impressions, "click throughs" and categories, and then selects advertisements specifically targeted to a particular consumer's personal profile. For example, a customer considering the purchase of a Monterey "Jack Cheese" may request information about available cheese products from the Company's Jack Cheese category. The Company's software, interfacing with the Company's proprietary advertising server software, recognizes that the consumer is selecting the Jack Cheese category, checks the personal profile of the user (i.e.: age and zip code), and delivers a topic-appropriate advertisement to the target consumer. This process benefits both the advertiser and the consumer. The customer saves time and effort by receiving relevant messages from various Jack Cheese manufacturers or distributors prior to making a purchase, while the advertiser reaches a prospective buyer at or near the time the consumer is making a purchase decision.

     The Company intends to maximize its resources by contracting third parties for order fulfillment of physical merchandise; however, the Company will collect a commission-based fee for all product sales. With most Monterey specialty food and wine products, the Company will generally obtain a fully paid-up license or enter into a revenue-sharing agreement with Monterey specialty food and wine product manufacturers or distributors.

Source Transaction Electronic Commerce

     The Company has implemented electronic merchandising ("e-commerce") to address the purchasing interests of the ever-increasing number of consumers who are accustomed to buying products over the Internet. The Company has negotiated a link to an established provider of secure financial communications software so that it can offer consumer's the ability to purchase and own products available on the Company's Web site. Customers pay by credit card for merchandise or by downloading at the time of ordering directly over the Internet using the Company's financial communications software.

Distribution Partnerships

     The Company intends to develop partnerships with strategic Internet sites to increase the traffic to its Web site categories. The Company is capable of delivering consumers to other companies' Web sites in order to develop additional streams of revenue. Incremental increases in traffic generated from partnership sites will increase the frequency of advertisement impressions on the company's Web site. The Company believes it can significantly increase total advertising revenue from the increased traffic generated by partnered sites.

     Monterey Specialty Food and Wine Products Categories. The Company has built relationships with a wide variety of manufacturers and distributors of Monterey County specialty food and wine products, as well as Northern California producers, in an effort to appeal to the broadest possible market. Specifically, the Company's current products include a private label Monterey Jack Cheese that is hand-rolled. The Company currently has an eight-flavor selection of original Monterey Jack, Garlic Monterey Jack, Hot Pepper, Habanero, Pesto, Vidalia Onion, Cheddar and Chile Cheddar Cheeses. Other food specialty items (of which some are private labels) include marinated artichoke hearts, cheese spreads, clam chowders, crackers, garlic juice sprays, garlic mustards, garlic stuffed olives and jalepenos, hot sauces, kiwi mustards, marinated mushrooms, pasta sauces, pickled garlics, pistachios, salamis, salsas, sardines, sour dough bread bowls, spices and wine jellies. Some of the wine selections include Smith & Hook, Hahn, Jekel, Joullian, Bernardus, Chateau Julian, Cloninger Cellars, De Rose Vineyards, Kendall-Jackson, Morgan, Paraiso Springs and Robert Mondavi wines.

     Internetfood.com's Existing Library. Since launching its Web site, the Company has collected a library of over 100 Monterey specialty food and wine products. It intends to rapidly increase the size of its Monterey specialty food and wine products menu upon effectiveness of this Form 10SB. Current Monterey specialty food and wine products manufacturers or distributors include, among others, Sonoma Cheese, Blossom Valley, and Foods, Garlic Valley Farms, Carmel Candies, Pezzini Gourmet Foods, Messetta, Inc., Musso's, T & S Farms.

Marketing and Sales

     The Company attracts consumers to its Web site primarily through Web-based promotions. These can take the form of either advertisements on other targeted Web sites or e-mail directed at selected Internet consumers. This use of e-mail is the Internet version of direct marketing, and the Company feels it shall be proven to be an important method by which the Company may continue to promote its Web site to an increasing number of registered consumers. To a lesser extent, the Company plans to attract new customers through more traditional media, such as print advertisements and spots on drive-time radio.

     The Company's in-house sales force develops and implements its advertising strategies, including identifying strategic accounts and developing presentations and promotional materials. As of June 15, 1999, the Company employs one person to carry out its sales and marketing activities. That person has been assigned to all the product industry segments and solicits advertising contracts from companies in those industries and their agencies. The Company plans to increase the size of its sales force as sales increase.

     The Company also enters into cross-marketing relationships with other Web sites. By putting click-through banners on other Web sites, traffic generated on one Web site has the ability to move easily to the Company's Web site by simply clicking on the banner.

Manufacturing

     The Company does not plan to become a manufacturer or producer of Monterey specialty food or wine products.

Research and Development

     Since its inception, the Company has devoted significant time and financial resources to research and development activities to develop its current products and services. The Company anticipates that a portion of its ongoing operations will continue to include research and development activities due to the rapid technological evolution of Internet-based commerce. Research and development expenditures were $5,000 in 1998. There is no assurance that the Company will successfully develop these products or services, or that competitors will not develop products or services sooner or products or services that are superior to the Company's product or service offerings.

Patents, Trademarks and Proprietary Rights

     The Company has not filed any patent applications with respect to its business. Although the Company does not believe that would presently provide a competitive advantage, there is no assurance that in the future patent protection will not be of substantial importance to the Company's business and future prospects.

     There is no assurance that a court having jurisdiction over a dispute challenging their validity will not hold patents that may be issued to the Company in the future invalid or unenforceable. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products or services without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

     There is no assurance that any particular aspect of the Company's technology will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such licenses, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed products or relating to current or future technologies, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

     There is no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products, services or technologies that are equivalent or superior to those of the Company. Moreover, the Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights to others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority or rights to the trademark, which could result in substantial costs to the Company. Similarly, actions could be brought by third parties claiming that the Company's products infringe patents owned by others. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks or infringing products.

     Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its products and services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company obtains a substantial portion of its content and all of its products from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content or products. The Company generally attempts to obtain representations as to the origins and ownership of such licensed content or products and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

Competition

     The Company will face intense competition in every aspect of its business, including competition for consumers of food products and vendors of food products. The business of using the Internet as a medium is currently experiencing explosive growth and is characterized by extremely rapid technological developments, rapid changes in consumer habits and preferences, massive infusions of capital, and the emergence of a large number of new and established companies with aspirations to control as much of the Web products distribution process as possible. A relatively small number of these companies, including America On Line and Yahoo!, currently control primary or secondary access of significant percentages of all Internet consumers and, therefore, have a competitive advantage in marketing to those consumers. Other large and established companies, such as local and long distance telephone companies, cable companies, satellite programming providers, and others, have established relationships with large customer bases and are rapidly expanding into the provision of Internet services. Although the Company does not believe that any of these companies have financial, technological, promotional and other resources that are much greater than those available to the Company. Most larger competitors could purchase technology to provide services directly competitive with the Company.

     The Company competes with (i) other Web sites and Internet broadcasters to acquire and provide gourmet food products to attract consumers, (ii) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets, (iii) local radio, and television stations and national radio and television networks for sales of advertising spots, (iv) other Web site operators engaged in e-commerce, and (v) specialty gourmet food and beverage wholesalers and retail stores.

     Competition among Web sites that provide access to consumer products is intense and is expected to increase significantly in the future. The Company competes against a variety of businesses that sell gourmet food through one or more media, such as print, radio, television, cable television and the Internet. Traditional media companies that have not established a significant presence on the Internet may expend resources to establish such a presence in the future. The Company competes generally with other gourmet food producers for the time and attention of consumers and for advertising revenues. To compete successfully, the Company must contract to obtain and then provide over the Web sufficiently compelling and popular gourmet foods to attract consumers and support advertising intended to reach such consumers. The Company believes that the principal competitive factors in attracting Internet consumers include the quality of food products offered and the relevance, timeliness, depth and breadth of content and services offered. The Company also competes for the time and attention of Internet consumers with thousands of Web sites operated by businesses and other organizations, individuals, governmental agencies and educational institutions. The Company expects competition to intensify, and the number of competitors to increase significantly in the future. In addition, as the Company expands the scope of its products menu and services, it will compete directly with a greater number of Web sites and other media companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid changes, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services or products in the future.

     The Company also competes with online services, other Web site operators and advertising networks, as well as traditional media, such as television, radio and print, for a share of advertisers' total advertising budgets. The Company believes that the principal competitive factors for attracting advertisers include the number of consumers accessing the Company's Web site, the demographics of the Company's consumers, the Company's ability to deliver focused advertising and interactivity through its Web site, and the overall effectiveness and value of advertising offered by the Company. There is intense competition for the same advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present or future Web sites, as well as competition with other traditional media for advertising placements, results in significant price competition. The Company believes that the number of companies selling advertising and the available inventory of advertising space have recently increased pricing pressure for the sale of advertisements. Reduction of the Company's Web advertising revenues would have a material adverse effect on the Company's business results of operations and financial condition. There is no assurance that the Company will be able to compete in its chosen market.

Government Regulation

     Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States, and elsewhere, covering issues like copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, account charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing such issues such as property ownership, content, taxation, defamation and personal privacy and commercialization of the Internet is presently uncertain and, as a result, do not expressly contemplate or address the unique issues of the Internet and related technologies. As such, export or import restrictions, new legislation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business, or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     By distributing products over the Internet, the Company faces potential liability claims based on the nature and content of the material that it distributes, including claims for defamation, negligence, copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. Because the Company is currently selling wines over the Internet, the Company is required to be licensed as an alcohol vendor with the California Department of Alcoholic Beverage Control. The Company's general liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Plan of Operations

     The Company has formulated a plan of operations for the next twelve months as detailed below. The Company intends to use the net proceeds of its Internet sales and credit line, if and when established, to improve its inventory, Web site advertising and promotions. A substantial increase in these expenses shall occur in October, November and December during the height of the holiday season, during which 80 percent of the Company's sales are expected to occur.

     In the Company's opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity, a short-term loan and a limited amount of Internet-based sales. The Company is currently negotiating for a short-term working capital loan with the same individual third party who originated a previous loan to the Company. Management believes that this private lender will finance the Company's working capital based on the good performance of the previous loan which the Company is paying as agreed. During the next six months certain funds will need to be raise. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

     By the end of fiscal 1999, the Company plans to have successfully introduced its product lines and labels on the Internet and eliminated any technical complications concerning its Web Site. In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require $150,000 in capital ($125,000 for short-term financing and $25,000 for marketing and product development). The short-term financing would include accounts receivable. The Company is currently seeking a $150,000 line of credit with several interested financial institutions and/or bridge financing from investment firms.

     The Company's net revenues were $25,797 for the six months of sales ending December 31, 1998. The Company's sales were generated from outside promotions while the Company established its purchasing ability, developed its product lines, and performed research and development. Cost of sales was $16,843 for the six months ending December 31, 1998, primarily representing purchases and supplies. Operating expenses were $42,364 for the six months ending December 31, 1998, primarily advertising, consulting fees, postage for catalogs, dues and subscriptions. The Company's operating loss for the six months ending December 31, 1998 was $33,410, primarily due to consulting fees and promotions. Management anticipates that the Company shall achieve a profit by the fourth quarter of 1999.

     Despite low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees

     As of June 15, 1999, the Company has one full-time employee who is primarily engaged in marketing and sales. Because the Company is in a developmental stage, two part-time consultants provide services to the Company in the areas of ongoing Web site support research and development and financial consulting. The Company makes use of additional outside consultants and independent contractors to perform various functions, such as legal matters, programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a changing Internet business environment. The Company's employees are not represented by a labor union. The Company believes that its employee relations are good.

     As orders increase, the Company will employ one additional person to handle shipping, excess order taking, and assembling the variety of products into basket or gift packs as they are ordered over the Internet. During the peak holiday season, which is November and December, a second person shall be needed on a temporary basis to assemble holiday gift packages. The Company will continue its ongoing business with hotels and other clients to whom they are currently selling gift packages and baskets.

     The Company's executive offices are located at 542 Lighthouse Avenue in an approximately 300 square foot facility in Pacific Grove, California. This space, which houses all of the Company's current operations, (other than off-site product storage) is leased on a month-to-month rental agreement. The monthly base rental payment under the agreement (not including insurance) is approximately $300. For the peak holiday season, the Company shall rent temporary space in November and December to perform high volume shipping and storage.

     The Company expects to have two full-time employees by the end of 1999. The President will perform a multitude of company functions, along with a shipping person and a salesperson. A full-time office manager will be added in the second year, which would include bookkeeping, as well as accounts receivable and payable.


Legal Proceedings

     The Company is not presently a party to any material litigation.

Item 8.   Directors, Executive Officers and Significant Employees

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and certain biographical information.

     Janice M. Demianew, 51, is the President, Chief Executive Officer and Chairman of the board of directors. Ms. Demianew is also currently operations manager for Themiss, Inc., an investment banking firm, and has over 20 years of experience in the legal field, having worked as legal assistant/secretary for sole practitioners and law firms such as Brobeck, Phleger & Harrison in San Francisco and San Diego. She has substantial accounting and business experience, including with computers, word processing, and public relations.

     Diane Button, 49, is the Secretary, Treasurer and a Director of the Company. Prior to joining the Company, she held the position of Vice President of California Seasons, Inc. in its commercial and wholesale division. In such capacity, Ms. Button established the policies and procedures for the wholesale distribution of the company's gourmet and specialty foods products. From September 1989 to March 1997, Ms. Button worked for the Viad Corporation (formally The Dial Corp) in the law, tax and shareholders' services department. She was primarily responsible for communications with shareholders, registered representatives and transfer agents. Ms. Button also assisted with quarterly and annual reports, shareholder, proxies, annual meetings participation, and the Company's dividend reinvestment program.

     Melissa De Anzo, 35, is a Director of the Company. Ms. DeAnzo is a consultant that specializes in providing bookkeeping, accounts receivable and accounts payable services. She also provides assistance in audit and tax preparation. Ms. DeAnzo's primary focus is on marketing small businesses which have needs that would otherwise be more costly for smaller entrepreneurs. From 1993 until present, Ms. DeAnzo gained her experience with employment with several major corporations, including Lawrence Paper Company and Household Credit Services.

Item 9.   Remuneration of Directors and Officers

     The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1998 and for the fiscal year which will end on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                           SUMMARY COMPENSATION TABLE
                           ---------------------------

                                                                            Long Term Compensation
                                                                 --------------------------------------------------
                                  Annual Compensation                           Awards              Payouts
                    -----------------------------------------------------------------------------------------------
                                                                                Securities               All
                                                       Other                    Underlying               Other
                                                       Annual    Restricted     Options/       LTIP      Compen-
Name and            Year or                            Compen-   Stock          SAR's          Payouts   sation
Principal           Period    Salary         Bonus     sation)   Awards         (#)            ($)       ($)
Position            Ended     ($)            ($)       ($)
(a)                 (b)       (c)            (d)       (e)       (f)            (g)            (h)       (i)
-------------------------------------------------------------------------------------------------------------------
Janice M. Demianew
President           1998      $0             $0        $0        -0-            -0-            -0-       $700.00
CEO                 1999      $21,000        $0        $0        -0-            -0-            -0-       $0
COB

Diane Button
Treasurer           1998      $0             $0        $0        -0-            -0-            -0-       $0
Sec., Dir.          1999      $0             $0        $0        -0-            -0-            -0-       $0

Melissa DeAnzo
Director            1998      $0             $0        $0        -0-            -0-            -0-       $0
                    1999      $0             $0        $0        -0-            -0-            -0-       $0


     In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $700. Compensation of $21,000.00 will be paid executive officers and directors for services in fiscal 1999.

Item 10.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of June 1, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than five percent of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

-----------------------------------------------------------------------------------
(1)               (2)                             (3)                      (4)
                  Name and address of             Amount and Nature        Percent
Title of Class    beneficial owner                of beneficial owner      of class
-----------------------------------------------------------------------------------

Common Stock      Monterey Ventures, Inc.*        990,695                   5.6%
                  380 Foam Street, Suite 210
                  Monterey, California 93940

                  Diane S. Button               3,100,000                  17.5%
                  430 Casa Verde
                  Monterey, California 93901

                  Janice M. Demianew           12,025,000                  68.1%
                  809 Bautista Drive
                  Salinas, California  93901


* Melissa DeAnzo is a stockholder of Monterey Ventures, Inc.

Item 11. Interest of Management and Others in Certain Transactions

         The Company has retained the services of Monterey Ventures, Inc. ("MVI"), a private investment banking firm that specializes in assisting select companies with equity investment. The Company has executed an Investment Banking Agreement that calls for MVI to provide guidance and consultation to the Company, primarily in the areas of preparing the private placement offering memorandum, corporate finance and public market development. The Company will pay a cash fee of $21,237 as compensation for services to be rendered by MVI. It is further noted that Melissa DeAnzo, an executive officer and director of the Company, is also an equity member of MVI.

Item 12.  Securities Being Offered

     No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934.

     The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

     Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. As quasi-California corporation under section 2115 of the California Corporations Code, the Company's shareholders are entitled to cumulative voting in the election of directors. The Company has 850,000 shares reserved for its directors and consultants under a Stock Option Plan approved by the board of directors in March 1999 for issuance at $0.01 per share until December 31, 1999. The optionees and numbers of shares optioned are as follows:

                  Michael Strahl                                40,000
                  Melissa DeAnzo                                50,000
                  Diane S. Button                               50,000
                  Robert A. Strahl                             100,000
                  Monterey Ventures, Inc.                      650,000
                  Janice Demianew                               25,000
                  Dennis Davis                                 115,000
                  Robert Blair Krueger II                       10,000

     As of June 15, 1999, the following of the above-referenced options have been exercised:

                  Michael Strahl                                40,000
                  Melissa DeAnzo                                50,000
                  Diane S. Button                               50,000
                  Robert A. Strahl                             100,000
                  Monterey Ventures, Inc.                      650,000
                  Janice Demianew                               25,000
                  Dennis Davis                                 115,000
                  Robert Blair Krueger II                       10,000

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

     There is currently no public market for the Company's stock. The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

Item 2.   Legal Proceedings

     There are no legal proceedings pending or threatened against the Company.

Item 3.   Changes In and Disagreements With Accountants

     The Company has had no changes in or disagreements with its Accountants since inception.

Item 4.   Recent Sales of Unregistered Securities

     The Company offered for sale a Private Placement Memorandum pursuant to Regulation D, Rule 504 which commenced August 10, 1998 and concluded January 11, 1999. This offering was for 1,200,000 shares of common stock at $0.10 per share for a total offering of $120,000. All shares were sold to a total of 49 accredited and 7 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and inventory.

Item 5.   Indemnification of Directors and Officers

     So far as permitted by the Nevada Revised Statutes, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 19-314, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

Financial Statements

     The issuer only has available audited financial statements for the current fiscal year.

HAWKINS ACCOUNTING
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANT                  341 MAIN STREET  SALINAS CA 93901
                                             (831)758-1694   FAX(831)758-1699

To the Board of Directors
Internet Food Company, Incorporated
Monterey, California

                          Independent Auditor's Report

I have audited the balance sheet of Internet Food Company, Incorporated as of December 31,1998 and the related statements of operation, stockholders' equity and cash flows from the date of inception to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Internet Food Co., Incorporated, as of December 31, 1998 and the results of operations and its cash flows from inception through December 31, 1998 then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred net losses since inception, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Reissued June 14, 1999
February 5, 1999

                           INTERNET FOOD COMPANY, INC.
                                 Balance Sheets
                               December 31, 1998

                                     ASSETS

Current assets
      Cash and cash equivalents                        $        1,959
      Accounts receivable-trade                                 2,135
      Accounts receivable-barter                                4,441
      Inventory                                                 4,905
                                                       ----=----------
           Total current assets                                13,440

Equipment                                                         700

Other assets
     Trade name                                                 6,050
                                                       ---=-----------

Total assets                                           $       20,190
                                                       ===============


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
      Bank overdraft                                   $          806
      Accounts payable                                         13,814
      Note payable-R. Strahl                                    2,500
      Note payable-APC, Inc.                                    3,000
      Note payable-Richard Strahl                               9,990
      State corporate tax payable                                 800
                                                       ---------------
           Total current liabilities                           30,910

Shareholders' equity
      Capital stock, par value $ .10,
       50,000,000 authorized
       16,167,695 shares issued and
       outstanding                                          1,616,770
      Paid in capital                                      (1,552,070)
      Common stock offering costs                              (6,150)
      Retained earnings                                       (69,270)
                                                       ---------------
           Total shareholders' equity                         (10,720)

Total liabilities and shareholders' equity             $       20,190
                                                       ===============

                 See accompanying notes to financial statements

                           INTERNET FOOD COMPANY, INC.
                             Statement of Operations
                  From date of inception to December 31, 1998


Sales                                                  $       25,797

Cost of sales
      Purchases                                                22,967
      Supplies                                                  2,913
                                                       ---------------
      Total purchases                                          25,880
           (Less) ending inventory                             (4,905)
                                                       ---------------

                Total cost of goods sold                       20,975
                                                       ---------------

Gross profit                                                    4,822

Operating Expenses
      Advertising                                               2,219
      Bank charges                                                140
      Consulting fees                                          15,036
      Dues and subscriptions                                    5,512
      Equipment lease                                             862
      License and permits                                          80
      Miscellaneous                                               962
      Office expense                                            3,346
      Postage and delivery                                      6,842
      Rent                                                      3,625
      Travel and entertainment                                    419
      Telephone                                                 1,119
      Organizational and start up costs                        33,031
                                                       ---------------
                Total operating expenses                       73,193

                Loss from operations                          (68,371)

Other income and (expense)
      Interest income                                             101
      Interest expense                                           (200)
                                                       ---------------
                                                                  (99)

Loss prior to income taxes                                    (68,470)

State corporate income tax                                        800
                                                       ---------------

Net loss                                               $      (69,270)
                                                       ===============

Loss per common share                                  $      (0.0044)
                                                       ===============

Weighted average
      of shares outstanding                                15,710,539
                                                       ===============

                 See accompanying notes to financial statements

                           INTERNET FOOD COMPANY, INC.
                        Statement of Shareholders' Equity
                   From date of inception to December 31, 1998


Beginning balance at date of incorporation             $            0

Founders' stock issued in
      exchange for services 15,385,000 shares               1,538,500

Shares issued for bridge loans 135,695                         13,570

Common stock issued 647,000 shares                             64,700
                                                       ---------------
                                                            1,616,770

Paid in capital                                            (1,552,070)

Common stock offering costs                                    (6,150)

Net loss for the period                                       (69,270)
                                                       ----------------

Total stockholders' equity                             $      (10,720)
                                                       ================


                 See accompanying notes to financial statements

                           INTERNET FOOD COMPANY, INC.
                    Statement of Cash Flows - Indriect Method
                   From date of inception to December 31, 1998


Cash flows from operating activities
      Net loss                                         $      (69,270)
      Adjustments to reconcile net income to net cash
           provided by operating activities

           Increase in current assets                         (11,481)
           Increase in current liabilities                     30,910
                                                       ---------------
Net cash provided by operating activities                     (49,841)

Investing activities
           Purchase of equipment                                  700
           Trade name                                           6,050
                                                       ---------------
Net cash used in investing activities                           6,750

Financing activities
      Sale of common stock                                     64,700
      Common stock issuance costs                              (6,150)
                                                       ---------------
Cash provided by financing activities                          58,550

Increase (Decrease) in cash and cash equivalents                1,959

Cash and cash equivalent at end of the year            $        1,959
                                                       ===============


Supplemental schedule of noncash financing activities

     The Company issued 15,385,000 shares of common stock with a par value of $.10 and a market value of $.10 for compensation of services. The Company issued 135,695 shares of common stock with a par value of $.10 and a market value of $.10 to individuals who loaned the Company operating capital.

                 See accompanying notes to financial statements

                          INTERNET FOOD COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of the business - Internet Food Company, Inc. was formed to sell retail gourmet and specialty cheese on the internet and at a retail location. The Company was incorporated under the laws of the State of Nevada on April 14, 1998. The Company is currently doing business as California Cheese Connection.

          Pervasiveness of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and cash equivalents - For financial statement presentation purposes, the Company considers all short term investments with a maturity date of three months or less to be cash equivalents.

          Inventories - Inventories are recorded at the lower of cost or market, using the first-in, first-out method. Inventories consist principally of cheeses and specialty food items.

          Bad debts and accounts receivable - No allowance for doubtful accounts has been recorded as management believes all amounts to be fully collectible.

          Equipment- Equipment is recorded at cost. Maintenance and repairs are expensed as incurred; major renewals and betterments are capitalized. As the equipment on the balance sheet was purchased at year end, no provision for depreciation is made in the current year.

          Income taxes- Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                          INTERNET FOOD COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

NOTE 2    ACCOUNTS RECEIVABLE

          Accounts receivable-Trade - Accounts receivable trade consists primarily of sales to hotels and corporations purchasing gift baskets. At December 31, 1998 the total was $2,135. Terms of all sales to these customers are net 30 days.

          Accounts receivable-Barter - The Company is involved with an exchange group whereby goods and services are bartered. The individual members of this group purchase goods from another member and a voucher is written for payment of the goods or services provided. The Company then has a credit to purchase goods and services from other members of the barter group. At December 31, 1998 the balance that the Company is owed in goods and services was $ 4,441. The Company uses the barter to purchase inventory. When goods are purchased from the Company it is recorded as a sale. For the period ending December 31, 1998 the total amount recorded as sales was $ 8,573 and $ 4,132 was recorded as purchase of inventory.

 NOTE 3   NOTES PAYABLE

          The notes payable are from shareholders of the Company. The notes are for working capital until the Company becomes profitable. The notes will be repaid from operations when there is sufficient working capital. Interest is being charged at 1% a month. Total amount of borrowings for the period ended December 31, 1998 were $ 15,490.

NOTE 4   COMMON STOCK

          Common stock -During the period ended December 31, 1998, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the Act), the Company sold solely to accredited and/or sophisticated investors, its common stock. Each share has a par value of $.10. There were thirty nine transactions to different investors raising a total of $ 64,700 during the year period ended December 31, 1998.

          Paid in capital - At incorporation the Company issued 15,385,000 shares of common stock with a fair value of $0.1 in payment of services. This amount is shown as a negative paid in capital amount since consideration was given in the form of services at the time of incorporation and no amount was reflected on the Company's books for the consideration.

          The Company also issued 135,695 shares of common stock with a fair value of $.10 to three individuals. The shares were given to these individuals for advancing the Company money for working capital purposes.

                          INTERNET FOOD COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

NOTE 5 Related party transactions - On August 1, 1998 the Company entered into an agreement with a shareholder to provide investment banking services. Total amount paid the company for these services was $ 21,237 for the period ending December 31, 1998.

          As previously discussed, the Company entered into agreements with some of its shareholders to provide bridge loans for continuing operations of the Company. Total proceeds from the borrowings were $ 15,490. The shareholders were given stock for providing theses loans.

NOTE 6    INCOME TAXES

          The benefit for income taxes from operations consisted of the following components. Current tax benefit of $ 10,391 resulting from a net loss before income taxes, and deferred tax expense of $ 10,391 resulting from the valuation allowance recorded against the deferred tax asset resulting from the net operating loss. The change in the valuation allowance for the period from inception through December 31, 1998 was $ 10,391. Net operating loss carryforward will expire 2013.

          The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At the time the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer required. It is management's position that the deferred tax asset be recorded when there is positive evidence it will be realized.

NOTE 7    STOCK OPTIONS

          Subsequent  to year end,  on January 1, 1999 and  January 28, 1999 the
          Board of Directors voted to issue stock options to various individuals. The options are to be exercised by February 15, 1999 at the price of $.01. There were a total of 1,040,000 options to be exercised. All options were exercised by the due date. The options were granted for services rendered.

                          INTERNET FOOD COMPANY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

NOTE 8   SOP 98-5

          The Company elects under SOP 98-5 to expense the organizational costs and start up costs in the period ending December 31, 1998.

NOTE 9    GOING CONCERN

          As of December 31, 1998, the Company has net losses since inception and negative equity which raises substantial doubt about its ability to continue as a going concern.

          The Company is in the process of raising additional working capital through a public offering of its common stock, which is expected to provide liquidity until operations become profitable. Management has subsequent to year end was able to get its internet site up and running. This is expected to provide additional sales. Also, management has stepped up its efforts to increase its sales to hotels and other businesses.

          The Company's ability to continue as a going concern is dependent upon successful public offering and ultimately achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional proceeds or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    PART III

Exhibits

Item 1.   Index to Exhibits

          Exhibit 3
               3.1.  Articles
               3.2   Bylaws

          Exhibit 10
               10.1. Investment Banking Agreement between Monterey Ventures Inc.
                     (the "Company"),  and Internet  Food  Company,  Inc.

               10.2. Loan Agreement dated  November 3, 1998 between the Company and APC Export,  Inc.

               10.3. Loan Agreement  dated April 16, 1998 between the Company and Stephanie  Williams.

               10.4. Loan  Agreement  dated May 13, 1999 between the Company and Robert A. Strahl Charitable Remainder Unitrust.

          Exhibit 23
               23.1. Consent of Hawkins Accounting
               23.2. Consent of The Krueger Group,  LLP

          Exhibit 24
               24.1.  Power of Attorney

          Exhibit 27
               27.  Financial Data Schedule

          Exhibit 99
               99.1. Private Placement Memorandum dated August 10, 1998

Item 2.   Description of Exhibits

     As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this Form 10-SB to be signed on its behalf by the undersigned, in the City of Monterey, State of California, on the 30th day of July, 1999

                                   INTERNET FOOD COMPANY, INC.



                                   /s/ Janice M. Demianew
                                   --------------------------------------------
                                   Janice M. Demianew,
                                   Chief  Executive  Officer,  President and
                                   Chairman of the Board

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below appoints Janice M. Demianew his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Form 10-SB, and any related Form 10-SB, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact, and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes he might or could do in person, hereby ratifying and conforming all that such attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue hereof. Each person whose signature appears below hereby revokes any power of attorney granted in connection with this Form 10-SB Statement prior to the 30th day of June 1999.

     Pursuant to the requirements of the Securities Exchange Act of 1934 this Form 10-SB has been signed by the following persons in the capacities indicated below on the 30th day of June, 1999.

          Signature                                      Title
---------------------------                -------------------------------------

     /s/ Janice M. Demianew                President, Chief Executive Officer,
                                           Chairman of the Board

     /s/ Diane S. Button                   Secretary, Treasurer, Director

     /S/ Melissa DeAnzo                    Director of the Company